CyrusOne LP and CyrusOne Finance Corp.

1649 West Frankford Road

Carrollton, Texas 75007

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attn: Mr. Coy Garrison

November 20, 2015

CyrusOne LP and CyrusOne Finance Corp.
Registration Statement on Form S-4
File No. 333-207647

Dear Mr. Garrison:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CyrusOne LP (“LP”) and CyrusOne Finance Corp. (“FinCo” and, together with LP, the “Issuers”) hereby request that the effective date of the above referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement, as then amended, becomes effective under the Securities Act by 2:00 p.m., New York City time, on November 23, 2015, or as soon thereafter as practicable.

The Issuers hereby affirm that they are aware of their obligations under the Securities Act.  In connection with the foregoing request, the Issuers further acknowledge that:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Issuers may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Issuers’ counsel, William V. Fogg at (212) 474-1131, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

CyrusOne LP
By CyrusOne Inc., as sole trustee of CyrusOne GP, as sole general partner of CyrusOne LP

/s/ Gary J. Wojtaszek
	Name:	Gary J. Wojtaszek
	Title:	President, Chief Executive Officer and Director of CyrusOne Inc.

CyrusOne Finance Corp.

By	/s/ Gary J. Wojtaszek
	Name:	Gary J. Wojtaszek
	Title:	President, Chief Executive Officer and Sole Director